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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       AND

                            STATEMENT ON SCHEDULE 13D

                            ------------------------

                             EIS INTERNATIONAL, INC.
                            (NAME OF SUBJECT COMPANY)

                         SERSYS ACQUISITION CORPORATION
                                 SER SYSTEME AG
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                              AND ASSOCIATED RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                    268539103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              DR. PHILIP A. STOREY
                            EXECUTIVE VICE PRESIDENT
                                 SER SYSTEME AG
                        7200 WISCONSIN AVENUE, SUITE 1001
                               BETHESDA, MD 20814
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BELHALF OF BIDDER)

                                    COPY TO:
                           JOHN L. SULLIVAN, III, ESQ.
                        VENABLE, BAETJER AND HOWARD, LLP
                         2010 CORPORATE RIDGE, SUITE 400
                             MCLEAN, VIRGINIA 22102
                                 (703) 760-1600

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CUSIP NO.:  268539103                14D-1


1.     NAME OF REPORTING PERSON:  SER SYSTEME AG

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Undisclosed

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                          (b) [  ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS: BK, WC.

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                          [  ]


6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  GERMANY

7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  9,987,112 shares

8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                         [  ]

9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  94.5%

10.    TYPE OF REPORTING PERSON:  CO


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CUSIP NO.:  268539103                14D-1

1.     NAME OF REPORTING PERSON:  SERSYS ACQUISITION CORPORATION*

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Undisclosed

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                          (b) [  ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS: AF.

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                          [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  9,987,112 shares

8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                         [  ]

9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  94.5%

10.    TYPE OF REPORTING PERSON:  CO

       * SERSys Acquisition Corporation is an indirect, wholly owned subsidiary of SER Systeme AG. See below.


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       This Amendment No. 2 to Schedule 14D-1 ("Amendment No. 2") supplements and amends the Tender Offer Statement on Schedule 14D-1, filed on December 23, 1999 (as amended from time to time, the "Schedule 14D-1"), by SER Systeme AG, a German corporation ("Parent"), and SERSys Acquisition Corporation, a Delaware corporation ("Purchaser"), that is an indirect (through SER (USA), Inc. ("SER USA")) wholly owned subsidiary of Parent. The Schedule 14D-1 relates to the offer by Purchaser to purchase all of the outstanding shares of common stock of EIS, International, Inc., a Delaware corporation ("Company"), par value $0.01 per share (the "Common Stock") and their associated rights (the "Rights") to purchase Series A Preferred Stock, par value $0.01, pursuant to that certain Rights Agreement, dated as of May 16, 1997 between Company and BankBoston N.A., as amended, (the "Rights Agreement") (such Rights, together with the Common Stock, are collectively referred to herein as the "Shares"), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1999, and in the related Letter of Transmittal, each as previously submitted to the holders of the Company's Shares (the Offer to Purchase and the Letter of Transmittal, as may be amended from time to time, constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are attached as Exhibit (a)(1) and (a)(2) to the Schedule 14D-1. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 17, 1999 (the "Merger Agreement") by and among Parent, Purchaser and the Company.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

       Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

       The information in this Amendment No. 2 under Item 6 is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       On January 26, 2000, the Company issued a press release announcing that Purchaser has completed its tender offer for all of the outstanding Shares of the Company and that all Shares that were validly tendered and not withdrawn prior to the expiration of the offer were accepted for payment. Shares not tendered in the Offer will be converted into $6.25 per Share of cash through a merger of Purchaser and the Company. Based on the number of Shares tendered, Parent expects to effect that merger by means of a short form merger under Delaware law which permits the merger to be effected without approval by the Company's shareholders. Based on a preliminary estimate, as of 12:00 midnight on January 24, 2000, when the offer expired, approximately 9,987,112 Shares (including approximately 280,000 Shares subject to guarantee of delivery), representing approximately 94.5% of all outstanding Shares of the Company. The full text of the press release is set forth in Exhibit (a)(9) and is incorporated herein by reference.


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ITEM 10 (f). ADDITIONAL INFORMATION.

       On January 26, 2000, the Company issued the press release attached to this Amendment No. 2 as Exhibit (a)(9), which is incorporated by reference, announcing that Parent has completed the Offer and that all Shares validly tendered and not withdraw prior to 12:00 midnight on January 24, 2000, had been accepted for payment.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is amended to add the following:

(a)(9) Text of Press Release, dated January 26, 2000.


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                                   SIGNATURES

       After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.

                                        SER SYSTEME AG

                                        By:  DR. PHILIP A. STOREY

                                        /S/ DR. PHILIP A. STOREY
                                        ----------------------------------------
                                        Name:  Dr. Philip A. Storey
                                        Title: Executive Vice President

                                        SERSYS ACQUISITION CORPORATION

                                        By: DR. PHILIP A. STOREY

                                        /S/ DR. PHILIP A. STOREY
                                        ----------------------------------------
                                        Name:  Dr. Philip A. Storey
                                        Title:  President

Date:  January 26, 2000


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                                INDEX TO EXHIBITS

Exhibit
Number                  Description
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(a)(9)       Text of Press Release dated January 26 2000.